Exhibit 12.1

CRESTWOOD MIDSTREAM PARTNERS LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Income before income taxes	40,095	46,254	34,322	34,890	28,725
Fixed charges	38,527	30,392	13,750	9,174	10,366
Capitalized interest	(291)	(199)	—	(310)	(1,806)
Amortized capitalized interest	85	85	92	71	—

Total earnings available for fixed charges	78,416	76,532	48,164	43,825	37,285
Fixed charges
Interest and debt expense	36,056	27,816	13,550	8,829	10,243
Interest component of rent	2,471	2,576	200	345	123

Total fixed charges	38,527	30,392	13,750	9,174	10,366
Ratio of earnings to fixed charges(1)	2.0	2.5	3.5	4.8	3.6

(1)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations plus fixed charges (excluding capitalized interest) and amortized capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.